MAIL STOP 7010
									June 21, 2006

Mark Irion
Chief Financial Officer
Neff Rental LLC and Neff Finance Corp.
3750 N.W. 87th Avenue, Suite 400
Miami, FL 33178

Re:	Neff Rental, LLC
	Neff Finance Corp.
	Registration Statement S-4
	File No. 333-130841
	Filed May 11, 2006

Dear Mr. Irion:

      We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file your legal opinions with your next amendment. We will need time to review the opinion and possibly comment upon them.

2. Please update your financial statements to comply with Rule 3-
12
of Regulation S-X.

Our Company, page 1

3. We note your revised disclosure in response to comment 6 of our letter dated January 31, 2006. Please revise further to quantify and state your indebtedness to give investors a sense of your leveraged position.

Summary Historical Consolidated Financial Data, page 17

4. Please revise your discussion of liquidity and capital
resources
to provide the disclosures discussed in the response to Question
10
of our June 13, 2003 Frequently Asked Questions Regarding the Use of
Non-GAAP Financial Measures, including a comparison of amounts required to satisfy the significant covenants to actual amounts.


Rights of holders of exchange notes in the collateral may be adversely affected. . . , page 29

5. We reissue comment 18 of our letter dated January 31, 2006. We note, for example, your language "[t]here can be no assurance that the trustee or the collateral agent for the exchange senior notes will monitor the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral." Please revise.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 55

Results of Operations, page 61

Year Ended December 31, 2005 Compared to Year Ended December 31,
2004, page 62

6. We have reviewed your response to comment 29. Please revise your discussion in MD&A to indicate that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others, like you, exclude a portion of them from gross profit, including them instead in a line item such as other depreciation and amortization.

7. We have reviewed your response to comment 31. In circumstances where there is more than one business reason for a change between periods, such as your discussion of the changes in rental revenue, depreciation of rental equipment, and maintenance of rental equipment, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Where you identify business reasons that offset each other, please attempt to quantify the gross impact of each reason identified. Please refer to Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

8. We have reviewed your response to comment 32. Please revise your discussion of the non-GAAP performance measure you characterize as dollar utilization to show its computation for each of the periods presented, including computation of the average monthly original cost of your rental fleet.

Liquidity and Capital Resources, page 65

Adequacy of Capital Resources, page 66

9. Please disclose the amount available for borrowing under the ABL credit facility as of your most recent balance sheet date.

Legal Matters, page 229

10. Please revise to disclose your response to comment 46 of our letter dated January 31, 2006 in this section, namely, that Latham &
Watkins will pass upon the enforceability of obligations under the exchange notes and related guarantees. Please also delete the terms
"certain matters" in the first sentence and revise to describe these matters in your prospectus.

Financial Statements, F-1

Note 2 - Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-10

11. We have reviewed your response to comment 55; however, your revenue recognition disclosure appears unchanged. Please revise your discussion of your revenue recognition policy with respect to the sale of equipment that is on lease to clarify how it is consistent with SAB Topic 13:A.

Insurance, page F-12

12. On page 33 you state that you self-insure certain lines of your casualty insurance program. Please revise Note 2 to disclose the self-insured risks and the extent of your exposure.

Hurricane Impact, page F-12

13. Please disclose whether you have written-down all of the assets damaged by Hurricane Katrina, and if so, the amount of the write-down and the offsetting entries. If you have collected any insurance proceeds, please disclose the amount and the line item in which the collections are included in your statement of cash flows. If you have not yet collected any insurance proceeds, please tell us how you intend to reflect them on your statement of cash flows when they are collected.

Segments, page F-14

14. Please tell us what consideration you gave to whether the five geographical regions, into which you have organized your operations, constitute reportable segments. Please provide us with your analysis under paragraph 10 of SFAS 131 as to whether or not these regions constitute operating segments. If you believe the regions are operating segments and you have aggregated them, please also provide us with an analysis of the factors listed under paragraph 17 of SFAS
131.

Note 11 - Related Party Transactions and Other Commitments, page
F-22

15. We have reviewed your response to comment 58. You disclose accumulated depreciation on your rental fleet of $156.3 million as of
December 31, 2005.  Net rental equipment at the same date is
$278.8
million.  This is consistent with your disclosure on pages 19 and
53
that the original cost of your rental fleet as of December 31,
2005
is $435.1 million. However, it is unclear how this relates to your disclosure on pages 2 and 76 that the original cost of your rental fleet as of December 31, 2005 is $465.2 million. Please revise or advise.

16. Please also indicate where in Note 2 you have provided the general description of your leasing arrangements related to your rental equipment that you reference in your response.

17. We have reviewed your response to comment 59. Please revise your disclosure to clarify that step rent provisions and escalation clauses are taken into account in computing your minimum lease payments and that the minimum lease payments are recognized on a straight-line basis over the minimum lease term.

Closing Comments

      You may contact Scott Watkinson at (202) 551-3741 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 551-3729 or Lesli Sheppard at (202) 551-3708, with any other questions.

      Sincerely,


								Pamela A. Long
								Assistant Director

CC:	Dennis D. Lamont, Esq.
	(212) 751-4864
Mark Irion
Neff Rental LLC and Neff Finance Corp.
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE